REQUEST FOR FINANCIAL STATEMENTS

NOTICE TO SHAREHOLDERS OF ALAMOS GOLD INC.

In accordance with National Instrument 51-102 “Continuous Disclosure Requirements”, registered and beneficial shareholders of Alamos Gold Inc. (the “Company”) may elect annually to receive the Company’s annual financial statements and management discussion and analysis (“MD&A”) and the interim financial statements and MD&A, if they so request.

Please note, you will not automatically receive copies of the financial statement(s) unless this form is completed and returned.  Copies of all previously issued annual and quarterly financial statements and related MD&A are available for review under the Company’s profile on the SEDAR website at www.sedar.com.

As long as you remain a shareholder, you will receive this notice each year and will be required to renew your request to receive the Company's financial reports.

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Please add my name to the mailing list for the Company so that I may receive interim financial statements and related MD&A.

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Please add my name to the mailing list for the Company so that I may receive the Annual Report, including the annual financial statements and related MD&A.

TO:

ALAMOS GOLD INC. (the "Company")

The undersigned certifies that he/she/it is the owner of securities of the Company, and requests that he/she/it be placed on the Company's Financial Statement Mailing List in respect of its financial statements.

Name (Please print)

Address

City/Province (or State)/Postal Code

E-Mail Address

Signature of shareholder, or if shareholder is a

Dated
company, signature of authorized signatory.

Please complete and return this document along with your Proxy in the attached envelope or as indicated below.  As the mailing list will be updated each year, a return card will be required from you annually in order for your name to remain on the list.

Pacific Corporate Trust Company
2nd Floor, 510 Burrard Street
Vancouver, BC, Canada, V6C 3B9

Tel:  (604) 689-9853
Fax:  (604) 689-8144